

Annual Report for Gravity Power Inc.

Gravity Power Inc. ("Gravity Power," the "Company," "we," or "us"), a Delaware C-Corp incorporated on July 21, 2023 (originally incorporated as an LLC on November 1, 2008).

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

ABOUT THIS FORM C-AR:

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Equity crowdfunding investments in private placements, Regulation A, D, and CF offerings, and start-up investments in particular, are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products, and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start- ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein may contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year. Once posted, the annual report may be found on the Company's website:

https://www.gravitypower.net/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

What is the name of the issuer?
Gravity Power Inc.
945 Ward Drive, #28, Santa Barbara, CA 93101

Eligibility

The following are true for Gravity Power Inc.:
1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title
Orlo James Fiske: CTO (Primary Position)

Employee Background
Experienced in digital image processing hardware design, digital electronics, computer design, CAD software development, electro-mechanical system design, maglev transportation, energy storage, and low-cost space launch.

3-Year Work History

Position: CTO
Employer: Gravity Power Inc. (primary position)
Dates: May, 2011 – Present

Position: Board Member
Employer: Gravity Power Inc.
Dates: Nov, 2008 – Present

Position: Co-Founder
Employer: Gravity Power Inc.
Dates: Nov, 2008 – Present

Position: Advisor
Employer: Auriga Space
Dates: September, 2022 -Present

Employee Name and Title
Thomas R Mason: VP Engineering and Construction/Board Member (Primary Role)

Employee Background
President of CalEnergy in mid 1990s and EVP of Calpine Corp and President of Calpine Power Company from 1999 to 2006. Constructed and acquired power plants through that period,

operating 92 gas fired and geothermal power plants in 2006. Equity Compensation: 3,452,803 shares.

3-Year Work History

Position: VP Engineering and Construction (Primary Position)
Employer: Gravity Power Inc.
Date: March, 2022 – Present

Position: Board Member
Employer: Gravity Power Inc.
Date: December, 2010 - Present

Position: Plant Manager
Employer: Greenleaf Power
Date: July, 2020 - January, 2021

Position: CEO
Employer: Gravity Power, LLC
Date: May, 2011 – March, 2022

Employee Name and Title
William Stevens (Steve) Taber Jr: CEO and Chairman (Primary Position)

Employee Background
A leading developer of energy efficiency and renewable energy projects throughout the world. Led the industry in numerous areas of innovation, including business models, renewable energy technologies, and financing techniques.

3-Year Work History

Position: CEO
Employer: Gravity Power Inc. (primary position)
Date: March, 2022 – Present

Position: Chairman
Employer: Gravity Power Inc. (primary position)
Date: February, 2021 - Present

Position: CEO/Chairman
Employee: Princeton Energy Companies
Date: January, 1992 – Present

Employee Name and Title
Dr. Robert B. Weisenmiller: Board Member

Dr. Robert B. Weisenmiller's current primary role is with Robert Weisenmiller, LLC. Dr. Robert B. Weisenmiller currently services 1-4 hours per week in their role with the issuer.

Employee Background
Former Chair of the California Energy Commission and one of the world's leading voices on energy. Helped shape California's pioneering energy policies, Co-founded and managed MRW & Associates, to assist organizations in strategic planning, policy development, energy market analysis and regulation, power pricing for qualifying facility projects, marginal cost analysis, rate design, and implication of utility mergers.

3-Year Work History

Position: Board Member
Employer: Gravity Power Inc.
Date: August, 2021 – Present

Position: Robert Weisenmiller, LLC (Primary Position)
Employer: Executive Director
Date: March, 2019 – Present

Position: Research Affiliate
Employer: California-China Climate Institute at UCB
Date: September, 2019 – Present

Position: Board Member
Employer: National Academy of Sciences, Board of Energy and Environmental Systems
Date: January, 2017 – Present

Position: Panels Member
Employer: Singapore's International Advisory Panel on Energy (IAP)
Date: January, 2019 – Present

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should

be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name
O. James Fiske

Securities
4,763,016

Security Class
Common Stock

Voting Power
29.922%

Business and Anticipated Business Plan

Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Business Overview

Gravity Power Inc. ("Gravity Power· or the "Company") is a pre-revenue Delaware corporation that offers technology for long-duration, grid-connected electrical energy storage. The Company's business model is projected to consist of licensing their technology and offering technical support focused on electric load-serving entities, independent power producers, transmission companies, and similar entities.

We intend to offer our technology across the globe through direct-to-business channels and through intermediaries, such as engineering companies. The Company believes that it is a favorable investment because of unbeatable customer value (we have what we believe is the only storage tech that is low-levelized cost, environmentally benign once built, high efficiency, and straightforward to site), broad patent protection (4 patents in 20 countries), an active investment climate for energy storage, and an attractive share price.

The Company's plants are projected to provide long-duration energy storage (4-16 hours, daily cycle). The long-duration energy storage segment is primarily for daily generation shifting. The main carbon-free generation resources (wind, solar, geothermal, and nuclear) cannot follow load. Therefore, grid decarbonization requires that energy be shifted within each day, that is, stored during hours of overgeneration (typically solar in the middle of the day, wind late at night, and base load plants, such as geothermal and nuclear, during periods of low demand), then delivered into the hours of peak demand (in the US usually late afternoon-evening and, to a lesser extent, the morning before the solar resource ramps up).

Solar generation is projected to be over half of the new US electrical generating capacity in 2023. To make that energy useful, the electrical grid will need to either (1) back up that supply with fossil-fuel-fired turbines or (2) store large portions of that energy to be supplied when it is useful. According to Allied Market Research, the global market for energy storage was 5188.S billion in 2020 and is projected to grow to $435.4 billion in 2030.

We believe that the Gravity Power technology offers the only technology with the cardinal virtues for energy storage: (1) low levelized cost (2) minimal environmental impact (3) high round trip efficiency and (4) relative ease of siting and permitting. Gravity Power works by hydraulic lifting/descending of an underground piston, coupled with a conventional hydroelectric powerhouse, to store and re-generate electricity.

Gravity Power holds 4 key, competition-blocking patents on this technology, in 20 countries. Energy storage is essential to decarbonizing the grid; Gravity Power believes that it can capture much of the global market, estimated to be $1 trillion by 2040, and make a sizable dent in climate change, all with a potentially capital-efficient, lucrative business model.

Gravity Power Inc. was created on November 17, 2008, as Launchpoint Innovations LLC, on September 29, 2009, the Company name was changed to Gravity Power, LLC, and eventually converted to a newly formed Delaware corporation on July 21 2023.

Gravity Power LLC Patent Summary

As of March 2024, Gravity Power has patent protection in 20 countries covering the major world markets. Provisional patent applications were first filed by LaunchPoint Technologies in 2008. As part of the Series A investment that closed in early 2009, an exclusive license to all patents derived from these provisional patent applications was granted to LaunchPoint Innovations, later renamed Gravity Power LLC.

LaunchPoint Technologies filed a full application with the World Intellectual Property Organization (WIPO") on February 5th, 2009 (International Publication WO 2009/100211 A2). This application included several implementations of gravitational potential energy storage systems and related designs. The first U.S. Patent (8,166,760) was issued on May 1, 2012. This primarily covers a multiple-piston version of the GPP. The related patent CN 103,321,850B was issued in China in 2016.

GP subsequently filed a divisional application in the U.S. to cover our current single-piston GPP design and amended our foreign applications to focus on this design as well. These all have the benefit of the same priority dates as the original 2008 provisional applications. This resulted in the award of U.S. patent 8,966,899 on March 3, 2015, and foreign patents 5441930 in Japan, 333713 in Mexico, 2713742 in Canada, 10-1,590,806 in South Korea, PI0907201-2 in Brazil and EP2263006B1 in Europe. The European patent is validated in nine countries.

On May 27, 2014, the USPTO issued patent 8,737,558 in response to GP's mechanical cable-based Divisional Application. Related patent CN 101,932,830B was issued in China in 2013.

In 2013 GP filed a provisional patent application to cover design improvements developed over the previous two years to make the GPP a more economic system with less technical complexity and risk. This was followed by both US (14/465,736) and international (PCT/US2014/052187) patent applications in August 2014. In February 2016, GP initiated National Phase filings for coverage in China, South Africa, Australia, Japan, and the European Patent Office. These applications resulted in the award of patent 9,869,291 in the US, CN105,556,112B in China, 2016/01739 in South Africa, AU2014308692 in Australia, JP6479806 in Japan and EP3036433 in Europe. The European patent is validated in Germany, the UK, France, Ireland, and Switzerland. In August of 2020 related patent AU2018236818 was issued in Australia.

In 2021 GP filed application PCT/US22/27578 covering GPP seal system maintenance, replacement, and seismic isolation. In 2022 GP filed provisional application 63/338,325 covering offshore installation of Gravity Power Plants. In 2023 GP filed Provisional 63/489,126 covering above-ground installation of Gravity Power Plants. In 2021, title to all Gravity Power IP was assigned to Gravity Power LLC.

Competitors and Industry

The dominant legacy technology is pumped storage hydroelectric (PSH), with a 94% global market share. PSH offers low levelized cost, high efficiency, reliability, and grid stabilization, but it is environmentally damaging and controversial. As a result, PSH projects in advanced economies typically take a decade or more to secure approvals, and many are simply abandoned in the face of public opposition.

Lithium-ion batteries have gained some market share, but they are also environmentally damaging and too expensive for grid-connected energy storage at scale. Other technologies in the market or in the technology pipeline include chemical batteries, compressed air, mechanical lifting of weights, hydrogen, thermal, Energy Vault, HydroStore, Gravitricity, et al). We believe none offer the compelling value proposition that Gravity Power does.

We see the energy storage market in 3 segments: (1) short-duration energy storage (up to 4 hours), (2) long-duration energy storage (daily generation shifting, such as Gravity Power) and (3) very long-duration energy storage (multiple days or weeks cycle). The second segment (daily generation shifting) is the largest segment and the workhorse of grid decarbonization, where most of the energy throughput and therefore most of the potential for greenhouse gas mitigation lies.

We believe Gravity Power is projected to be strongly competitive in the first two segments. but not in the third, which is a better fit for low CapEx storage technologies such as hydrogen and flow (RedOx). These third-segment technologies often suffer from low round trip efficiency, but since the duty cycle is so long and the energy throughput is low, this is acceptable in order to take advantage of the low CapEx.

Current Stage

Gravity power has completed the basic engineering of the technology, developed preliminary component designs and construction methods, secured intellectual property protection, and engaged with numerous customers. The path forward is to complete the detailed engineering, proving seals and constructing a pilot plant, and executing commercial sales. Numerous electric utilities and end users are actively seeking to get off fossil fuels, so the market timing is propitious.

Future Roadmap

The Company intends to offer plants capable of generating as little as 200 MWh and as large as 10,000 MWh or more. The upper and lower limits are economical, not technical. The 200 MW to 400 MW rotating equipment provides optimal efficiency and $/MW cost.

Multiple machines can operate on one power shaft. As a result, we believe plants ranging from 50 MW to 1,600 MW of capacity capable of generating for 4 to 16 hours a day will be economically superior to alternatives, with the small end being the least competitive.

The Company intends to focus on building a Business Development program to pursue projects in all of the major world markets. We intend that the plants will be engineered and constructed by world-class, deep pocket, financeable engineering and construction firms. The Company aims to have three commercial projects in construction in the next five years.

Update on Recent Activities

Upcoming Crowd-Funding Campaign

We concluded the first phase of our crowd-funding campaign on the StartEngine site on December 11 of last year, with $238,613 raised from 265 investors. We launched the second phase of the campaign on March 25 on the PicMii crowd-funding site. The share price, incentives, and overall offering terms are basically the same as the previous campaign, with a couple of important exceptions for Friends of Gravity Power.

The main driver for this phase of the campaign will be a ½ hour infomercial which will air on CNBC on April 6 at 11:00 PM California time. We want to build momentum before the infomercial airs, so we are offering 60% bonus shares for anyone who invests before the air date. So, if you are interested in increasing your stake in Gravity Power, take a look at the infomercial on the PicMii site and make your investment on or before April 5.

One other important difference between the previous offering and the upcoming one is that StartEngine did not permit an investor to combine time-based and amount-based incentives, whereas PicMii does permit it. So, for example, in the previous StartEngine offering, an early investor of $5,000 would be eligible for either a 20% early investor bonus or a 15% amount-based incentive. With the new phase on PicMii, we can award that investor both incentives, for a total of 35%.

Other Activities:

We are engaged with prospective customers in the United States, Europe, South America, China, and India. In general, most of the people that we present the technology to appreciate the fundamental value proposition: cost-effectiveness, high efficiency, grid stability, and low environmental impact. At the same time, the electricity industry is very conservative, so pretty much everybody wants to see a plant built and operating somewhere before they bite.

To that end, we are continuing our fund-raising activities so that we can build a demonstration plant, in these areas:

First, we are engaged with a small number of high-net-worth investors.

Second, we have applied to a new grant program put out by the US Department of Energy, for which the Gravity Power technology seems a good fit. (The Small Business Innovation Research (SBIR) program, DE-FOA-0003202-000001, if you want to google it.) The California Energy Commission, which has been very supportive of Gravity Power, has offered to provide a letter of support for the application.

Third, we have launched another phase of our crowd-funding campaign, as described above.

We are working with some great partners. In China, we have agreed to terms for a joint venture (announced in our 08.23.23 update on StartEngine) and have been very pleased with our partners' creativity, diligence, and integrity. In South America, we are working with an excellent boutique investment banking firm (announced in our 11.22.23 update), and we are similarly very happy with their performance.

One interesting development in the energy storage space has been in the lithium industry. Since pumped storage hydroelectric seems to be no longer buildable at scale outside of China, the grid-connected energy storage market has defaulted to lithium-ion batteries. As demand for lithium has skyrocketed over the last several years (mostly from mobile uses, such as phones, computers, cars, etc.), the cost of raw lithium has mushroomed, peaking at about 10x historic levels. This has driven a lot of exploration for, and investment in, lithium mines. This has in turn brought the cost down somewhat, but not to levels that would make lithium a viable long-term solution for the grid. (https://tradingeconomics.com/commodity/lithium)

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

COVID-19 is only one example of a global crisis that may impact the investment. Another is war, which has recently affected energy markets in Europe and Middle East.

Regulatory changes and uncertainties

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on behalf of the Company.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Oversubscription Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering. It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to

Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due by the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

How could the exercise of rights held by the principal owners identified affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Company has set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options and warrants are exercised.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc.

The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;

to an accredited investor;

as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

aIN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred B-2 shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any Preferred B-2 shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in renewable energy or other synergistic industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering Preferred B-2 shares in the amount of up to $999,999.75 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may slow development or not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. Although interest rates are lower than at certain times in the past, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing10 provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred B·2 Stock. Interest on debt securities could increase costs and negatively impact operating results. Additional common or preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Preferred B-2 Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not and have not been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service.

All our current services are variants on one type of service, deploying proprietary technology for grid-connected energy storage. Our revenues are therefore dependent upon the market for grid-connected energy storage.

We may never have an operational product or service.

It is possible that there may never be an operational Gravity Power plant or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured a bench-test prototype for a Gravity Power plant. Delays or cost overruns in the development of our energy storage technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in engineering and construction, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Preferred B-2 shares that an investor is buying have no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings", which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that PicMii instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to the companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C-AR with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however' will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising, marketing and business development budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.

Gravity Power Inc was formed in July 2023; its predecessor company, Gravity Power LLC, was formed in 2008 but has not had the complete capitalization required to commercialize the product. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able and it is wise to do so. Gravity Power Inc has incurred a net loss and has had limited revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.

The Company has few customers, and limited revenue. If you are investing in this company, it's because you think that grid-connected energy storage is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell enough of them to allow the Company to succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company owns 4 patents and some trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The oldest of the patents have a priority date of 2008, so will expire in 2029.

We have pending patent approval's that might be vulnerable.

One of the Company's most valuable assets is its intellectual prope1ty. The Company owns 4 patents and some trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, research and development, design, business development, project management, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on government regulation by agencies such as FERC (the Federal Energy Regulatory Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including engineering, construction, manufacturing, shipping, accounting, legal work, public relations and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. Disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Technological breakthrough by a competitor

The inventor and investor interest in grid-connected energy storage is substantial, driven by the perceived need to decarbonize the electric grid. As a result, there is a lot of thinking and resources going into energy storage technology. Although we believe, based on our knowledge of the technological landscape, that we have the best storage technology and the most compelling customer value proposition, it is always possible that a competitor will come up with a technology that is better. IOW, the fact that the market opportunity is so attractive also increases the risk that somebody may beat us.

Capital intensity

Gravity Power plants have what we believe to be a unique and powerful advantage: Other storage technologies scale arithmetically, that is, if you make a storage plant twice as big, it costs twice as much and stores twice as much. With Gravity Power, if you make a plant twice as deep, the cost is projected to increase by about 2x while the storage capacity increases by 4x. Therefore, it makes sense to build Gravity Power plants; at 2 or 3 GWh per plant, we project our best economics. That means that the most commercially competitive GP plants are projected to have high capital cost, in 9 figures. There is nothing inherently problematic with this; in the electric utility industry, companies write 9· and 10· figure checks all the time, including for pumped storage hydroelectric plants. However, it tends to increase the perceived risk for first and early adopters. As no detailed Gravity Power plant engineering has been completed and no binding construction bids secured, the plant capital costs estimated may turn out to be incorrect. If plants cost more than currently estimated, it may impact the value of your investment.

Hydraulic seals

The performance of a Gravity Power plant depends on the integrity of the hydraulic seals. The seals are projected to perform under operating conditions, including hydraulic pressure, similar to those under which other hydraulic seals operate and substantially less than some. However, the seals in a Gravity Power plant will be larger in diameter than other seals in operation. If the seals were to not function properly, the Gravity Power plant would not be able to hold energy in storage. If current leakage and friction rates for the seals are off by up to 100%, we project that it will have only a small impact on overall efficiency. The wear rate of seals is expected to be measured in years, and replacement of seals is expected to take approximately one week without removal of water. We intend to build a small demonstration plant with the proceeds of this offering to test the operation of the seals above full operating pressure.

Our products are still in prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Third-Party Licensing Dispute

As of January 5, 2017, Gravity Power LLC (the predecessor entity to Gravity Power Inc) entered into a license agreement with GEAG of Germany, granting them the right to sell energy storage plants using the patented Gravity Power technology in parts of Europe, provided that GEAG pay to Gravity Power LLC regular license fees in amounts stipulated by the license agreement between the two companies. GEAG fell into default on the payment of license fees as of 31 December 2017. Gravity Power LLC permitted the license agreement to remain in effect for 26 months, to give GEAG ample opportunity to cure its default. Gravity Power LLC formally terminated the license agreement for uncured default on 28 February 2020.

GEAG has claimed the right to be reimbursed by Gravity Power Inc for certain costs, in the amount of €1,197,352.58, but has not provided evidence supporting this claim, despite Gravity Power LLC's request for it. Gravity Power Inc disputes this claim. Furthermore, even if GEAG's claim were sustained, Gravity Power Inc takes the position that that it is largely offset by past due license fees which GEAG owes Gravity Power lnc., in the amount of €1,050,000. Finally, GEAG's claim appears to be fully vitiated by the applicable Statute of Limitations. In light of these facts, Gravity Power Inc considers the GEAG claim to be baseless.

If an award to GEAG were compelled by a final adjudication, it would reduce the amount of cash available to Gravity Power Inc to fund its operations and may compel Gravity Power Inc to seek additional investment. The company wishes to protect the B-2 shareholders against dilution from such an event. As discussed above under Partial Anti-dilution Protection for Preferred B-2 Shareholders, Gravity Power has set aside shares to be used as performance incentives, which are on the founders' side of the cap table and do not dilute the B-2 shareholders. In the event, which we deem very unlikely, that Gravity Power Inc was compelled to remit funds to GEAG, Gravity Power Inc would either (1) issue additional shares pari passu to the B-2 shareholders, in the aggregate amount of the funds awarded to GEAG, or (2) extinguish a number of these founders'-side shares, equal to the amount of funds remitted to GEAG divided by the share offering price. Either such a share award or a founders· side share extinguishment would mitigate for the B-2 shareholders the dilutive effect of an award to GEAG and/or of the injection of additional capital. However, such a remittance would reduce the capital available for the Company's operations.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The Company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Preferred B-1 Stock , Preferred B-2 Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,333,333 of Preferred B-2 Stock.

Common Stock
The amount of security authorized is 100,000,000 with a total of 12,946,894 outstanding.

Voting Rights
1 vote per share.

Material Rights
The total number of shares and warrants outstanding on a fully diluted basis, 33,612,321 shares, includes 23,213,139 shares of Common Stock, 2,337,149 shares of Series A Preferred Stock, 684,322 shares of Series A-1 Preferred Stock, 7,377,711 shares of Series B-1 Preferred Stock, and 400,588 shares of Series B-2 Preferred Stock. The total number of shares and warrants outstanding on a fully diluted basis includes 10,083,696 shares (hereinafter "Reserved Shares") which are reserved for (1) performance incentives for Gravity Power personnel, advisors, and service providers, and (2) conversion of debt which is outstanding as of the date of this offering, with the exception of short-term non-convertible debt as disclosed in the CPA report and incurred subsequently to the date of the CPA report. The effect of the Reserved Shares is to protect the Series B-2 shareholders from dilution by these performance incentives and debt conversion.

The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings).

Series A Preferred Stock

The amount of security authorized is 2,337,149 with a total of 2,337,149 outstanding.

Voting Rights:

Series A Preferred Stock carries the same voting rights as Common Stock.

Material Rights:
Liquidation preference at par, pari passu with other Preferred Voting rights, at par with Common
Right to convert to Common at par.
Protective Provisions requiring approval to (a) alter the rights, powers or privileges of the Preferred
Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely
affects the Preferred Stock; (b) increase or decrease the authorized number of shares of any class
or series of capital stock; (c) authorize or create (by reclassification or otherwise) any new class or
series of capital stock having rights, powers, or privileges set forth in the certificate of
incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series
of Preferred A Stock; (d) redeem or repurchase any shares of Common Stock or Preferred A Stock
(other than pursuant to employee or consultant agreements giving the Corporation the right to
repurchase shares upon the termination of services pursuant to the terms of the applicable
agreement at no greater than original cost); (e) declare or pay any dividend or otherwise make a
distribution to holders of Preferred Stock or Common Stock; (I) increase or decrease the number
of directors of the Corporation; OR (g) liquidate, dissolve, or wind-up the business and affairs of
the Corporation, effect any Deemed Liquidation Event.

Series A-1 Preferred Stock

The amount of security authorized is 684,322 with a total of 684,322 outstanding.

Voting Rights:
Series A-1 Preferred Stock carries the same voting rights as Common Stock.

Material Rights:
Liquidation preference at par, pari passu with other Preferred Voting rights, at par with Common
Right to convert to Common at par.
Protective Provisions requiring approval to (a) alter the rights, powers or privileges of the Preferred
Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely
affects the Preferred Stock; (b) increase or decrease the authorized number of shares of any class
or series of capital stock; (c) authorize or create (by reclassification or otherwise) any new class or
series of capital stock having rights, powers, or privileges set forth in the certificate of
incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series
of Preferred A Stock; (d) redeem or repurchase any shares of Common Stock or Preferred A Stock
(other than pursuant to employee or consultant agreements giving the Corporation the right to
repurchase shares upon the termination of services pursuant to the terms of the applicable
agreement at no greater than original cost); (e) declare or pay any dividend or otherwise make a
distribution to holders of Preferred Stock or Common Stock; (I) increase or decrease the number
of directors of the Corporation; OR (g) liquidate, dissolve, or wind-up the business and affairs of
the Corporation, effect any Deemed Liquidation Event.

Preferred B-1 Stock

The amount of security authorized is 25,000,000 with a total of 7,377,711 outstanding.

Voting Rights:

There are no voting rights associated with Preferred B-1 Stock .

Material Rights:
Liquidation preference at par, pari passu with other Preferred.
Right to convert to Common at par

Preferred B-2 Stock

The amount of security authorized is 50,000,000 with a total of 400,588 outstanding.

Voting Rights:
There are no voting rights associated with Preferred B-2 Stock.

Material Rights:
Liquidation preference at par, pari passu with other Preferred.
Right to convert to Common at par.

Describe the material terms of any indebtedness of the issuer:

Creditor: Convertible notes

Amount Owed as of 31 December 2023: $205,362.87; Interest Rate: 7.0%

The conversion of these loans into equity will not affect the investors in this Reg CF offering, that is, the conversion will dilute the pre-Reg CF shareholders but will not dilute the Reg CF shareholders. In addition, the Company has reserved $15,000 in equity to defray obligations to related parties that are expected but not currently due.

Material Terms: The Company had previously entered into several convertible note agreements for the purposes of funding operations with founders, CEO, as well as other various related parties. All these notes have been converted to equity, with the following exceptions:

- A note to a third party for $94,011.17, which will be subject to mandatory conversion to equity at a 20% discount to the current offering share price but otherwise on the same terms, as of a cumulative raise of $4,000,000 or more.
- A note to the CEO with a balance as of 31 December 2023 of $111,351.70, which is subject to mandatory conversion to equity at a 20% discount to the current offering share price but otherwise on the same terms as the current offering, without conditions precedent.

The conversion of these loans into equity will not affect the investors in this Reg CF offering; that is, the conversion will dilute the previous shareholders, but will not dilute the Reg CF shareholders.

Related Party Transactions:

Relationship to Company: Officer

Nature/Amount of interest in the transaction: Convertible Note

Material Terms: The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See above.

Financial Condition of the Issuer

Does the issuer have an operating history?

No

How long can the business operate without revenue:

The Company is presently in "survival mode", and we could operate by compensating our team members largely with equity and by limiting our expenses to patent maintenance, required government filings, bookkeeping, and other must-do payments. With the full proceeds of this raise, we project that the Company could operate in this mode for a few years.

Foreseeable major expenses based on projections:

We expect to use the proceeds of this raise to complete the commercialization of the GP tech, which is projected to bridge us to revenues. An important likely step is the construction of a proof-of-concept plant (PoC), which is projected to cost approximately $10m to $12m. We intend to fund it with a combination of the proceeds of this Reg CF raise, a "refundable tax credit" (i.e., a direct payment, as authorized by the Inflation Reduction Act of 2022) from the federal government (approximately 40% of the total CapEx), public sector grants/loan guarantees, and private sector partner contributions.

Future operational challenges:

There are many challenges ahead, among them:

- Completing the engineering of a template Gravity Power plant
- Field-demonstrating operational feasibility in a proof-of-concept plant.
- Overcoming "FOAK" (first of a kind) friction in the electric utility industry to sell the first few plants. The industry tends to be conservative.
- Advancing the Gravity Power technology fast enough to stay ahead of the competition.

Future challenges related to capital resources:

We will need capital resources beyond the current Reg CF raise to demonstrate the Gravity Power technology and acquire market share. We intend to acquire these resources, to the greatest extent practical, through strategic partnerships and to limit the dilution of the existing and Preferred S-2 shareholders.

Future milestones and events:

Among the future milestones and events toward which we are working are:

- Construction of a proof-of-concept plant in the US.
- Commercial operation date of the concept plant in the US.
- Construction of a proof-of-concept plant in China.
- Commercial operation date of the concept plant in China.
- Sale of a full-scale commercial plant (at least 400 MWh storage capacity)
- Commercial operation date of the full-scale commercial plant.

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has no line of credit, and $62,724 in its Wells Fargo Bank account.

On February 27, 2023, the Company won a DOE contest and was designated an Innovations Champion with a $50,000 prize. Those funds were deposited in March 2023.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Ordo you have other funds or capital resources available?)

We believe the funds of the forthcoming crowd-funding campaign on PicMii are important, but not critical, to our company operations. We have other paths that we believe we can take to capitalize the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As stated above, we believe that the funds of te forthcoming crowd-funding campaign on PicMii are important, but not critical, to our company operations, since we believe that we have other paths that we believe that we can take to capitalize the company. Of the total funds that our Company has, between 10% and 90+% of the funds available to the Company going forward are projected to be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This is based on a current monthly burn rate of approximately $8,000 for "survival mode" expenses related to patent maintenance, required government filings, bookkeeping, and other must-do payments and based on currently available cash in the Company.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 2 years if we ramp up to full operations. This is based on a projected monthly burn rate of appr. $ 200,000 for expenses related to patent maintenance, required government filings, G&A, engineering, and sales marketing. If we put a portion of the proceeds of this raise into the PoC plant, that is likely to shorten the runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future potential sources of capital:

- State and federal grants
- US Department of Energy Loan Guarantee Program Federal investment tax credit (refundable)
- In-kind contributions from strategic partners
- Additional capital raise
  Currently, the Company has contemplated additional future sources of capital including the items listed above but is not conducting or contemplating any concurrent offerings.

Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter. See Exhibit A.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. In connection with the purchase or sale of securities?

ii. Involving the making of any false filing with the commission?

iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. In connection with the purchase or sale of any security?

ii. Involving the making of any false filing with the Commission?

iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. At the time of the filing this offering statement bars the person from:

> **Association with an entity regulated by such commission, authority, agency or officer?**

> **Engaging in business of securities, insurance, or banking?**

> **Engaging in savings association or credit union activities?**

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?

ii. Places limitations on the activities, functions or operations of such person?

iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

ii. Section 5 of the Securities Act?

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Gravity Power Inc. answers 'NO' to all of the above questions.

Exhibit A

Financial Statements

I hereby certify that the financial statements provided for Gravity Power Inc. and notes thereto for the periods provided included in this Form C-AR Offering Statement are, to the best of my knowledge and belief, true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

In WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date signed.

s/ Steve Taber 3/31/2024

Gravity Power Inc a Delaware Corporation

Financial Statements (unaudited) and

Years ended December 31, 2022 & 2023

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	62,724	864
Total Current Assets	62,724	864
Non-current Assets		
Intangible Assets: Patents, Website, and Computer Software, net of Accumulated Amortization	107,306	95,931
Total Non-Current Assets	107,306	95,931
TOTAL ASSETS	170,030	96,795
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest - Related Parties	46,361	1,978,529
Other	8,524	537
Total Current Liabilities	54,585	1,979,066
Long-term Liabilities		
Convertible Notes - Related Parties	186,075	1,959,852
Total Long-Term Liabilities	186,075	1,959,852
TOTAL LIABILITIES	240,657	3,938,918
EQUITY		
Member's Equity	(70,627)	(3,842,123)
Total Equity	(70,627)	(3,842,123)
TOTAL LIABILITIES AND EQUITY	170,030	96,795

Statement of Changes in Member Equity

	Number of Units					
	Common	**Pref A**	**Pref A-1**	**Pref B-1**	**Pref B-2**	**Total member equity**
Net Income (Loss)	-					(480,108)
Ending Balance 1/1/2022	8,350,525	2,337,149	684,322	-	-	(2,957,218)
Net Income (Loss)	-					(480,108)
Ending Balance 12/31/2022	8,350,525	2,337,149	684,322	-	-	(3,437,326)
Net Income (Loss)						(357,921)
Ending Balance 12/31/2023	12,946,894	2,337,149	684,322	7,377,711	400,588	(3,795,247)

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	50,000	-
Cost of Revenue	-	-
Gross Profit	50,000	-
Operating Expenses		
General and Administrative	395,336	31,307
Amortization	5,763	16,580
Total Operating Expenses	401,099	47,887
Operating Income (loss)	(351,099)	(47,887)
Other Expense		
Interest Expense	6,822	356,910
Total Other Expense	6,822	356,910
Provision for Income Tax	-	-
Net Income (loss)	(357,921)	(404,797)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
Net Income (Loss)	(357,921)	(404,797)
Adjustments to reconcile Net Income to Net Cash provided byoperations:		
Amortization	5,763	16,580
Interest Payable - Related Parties	6,822	356,910
Other		100
Total Adjustments to reconcile Net Income to Net Cash provided by operations	12,585	373,590
Net Cash provided by (used in) Operating Activities	(345,366)	(31,207)
INVESTING ACTIVITIES		
Website	-	-
Computers and Software	-	-
Patents	-	(51,182)
Net Cash provided by (used by) Investing Activities	-	(51,182)
FINANCING ACTIVITIES		
Convertible notes	224,544	82,389
Reg CF campaign	182,652	-
Net Cash provided by (used in) Financing Activities	344,472	82,389
Cash at the beginning of period	864	864
Net Cash increase (decrease) for period	61,860	-
Cash at end of period	62,724	864

Gravity Power Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Gravity Power Inc. ("Gravity Power," the "Company," "we," or "us") is a Delaware C-Corp incorporated on July 21, 2023 (originally incorporated as an LLC on November 1, 2008).

The Company provides a long-term energy storage solution that is low levelized cost, low environmental impact, highly round trip efficient, and highly land efficient. It comprises a deep underground shaft, with a steel-walled piston in the shaft, connected toa hydroelectric powerhouse through a vertical penstock, and filled with water, for a closed system. To store energy, the motor/pump drives water down the penstock, raising the piston hydraulically in the shaft. To return energy to thegrid, the piston is allowed to descend, driving water up the penstock and through the turbine/generator. The system provides electrical commodities to the grid similarly to a pumped storage system, but without the numerous environmental and technical difficulties of pumped storage. The Company technology is protected by four patents. It currently holds patents in twenty-four countries representing most of the world market for long term energy storage. The Company operates its business virtually (online), from its office located in Santa Barbara, California, and from other locations convenient to its team members.

The Company conducted a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assetsand liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reportedamounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties towhich it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contractStep 3: Determine the transaction price.

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over theestimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal- use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Patents	10	98,339	(19,470)	-	78,869
Computer Software	3	12,345	(12,345)	-	-
Website	3	8,200	(5,466)	-	2,734
Investment banking costs	5	31,466	(5,763)	-	25,703
Grand Total	-	116,855	(37,281)	-	107,306

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimateof the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

Granted	Nonvested Shares	Weighted Average Fair Value per Share	
Nonvested shares, December 31, 2021	-	$	-
Granted	9,989,457	$	-
Vested	3,000,000	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2022	6,989,457	$	-
Nonvested shares, January 1, 2023	6,989,457	$	-
Granted	10,192,519	$	-
Vested	4,021,073	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2023	7,917,051	$	-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price	Number Outstanding	Expiration Date
1.16	232,549	8/12/2026

A summary of the warrant activity for the year ended December 31, 2023 is unchanged from the year ended December 31, 2022 and is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2021	232,549	1.16
Grants	-	-
Exercised	-	-
Cancelled	-	-
Outstanding at December 31, 2021	232,549	1.16
Grants	-	-
Exercised	-	-
Cancelled	-	-
Outstanding at December 31, 2022	232,549	1.16
Exercisable at December 31, 2022	232,549	1.16

Income Taxes

The Company is a corporation. It had no income tax liability in 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Convertible Notes - All convertible notes owed by the Company were converted to equity in June 2023, except for one note to a third party, which carries a principal amount of $41,500 and has accrued interest totaling $70,797.35 as of 12 m/e 31 Dec 2023.

A convertible note in favor of the Company CEO accrued principal in the amount of $98,214.29 during 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations. The Company does not have any long- term commitments or guarantees.

The Company entered into a license agreement in 2017 with another company ("licensee") that would use the Company's license in Europe. The agreement was terminated by the Company on February 28th, 2020. At the time oftermination, the licensee owed the Company approximately $1,420,000 for approximately three annual payments of $473,333, which were due on December 31st, 2017, 2018, and 2019, plus additional costs for which the licensee was liable. The Company received an email from the licensee claiming that the Company had spent approximately $1,620,000 on an unbuilt demonstration plant in Germany and claimed reimbursement. The Company believes that it is highly unlikely that the licensee would have a sustainable claim that exceeded the licensee's debt to the Company.Due to Management deeming any payments and collections of the potential receivable or payable to be unlikely, the amounts are not reflected on the financials.

NOTE 5 – DEBT

See Note 3 - Related Party Transactions for details of convertible note agreements entered into with related parties.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	87,860.91
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a corporation with fiveclasses of units wholly owned by multiple members. The two classes consist of Common and Preferred A, A-1, B-1, and B-2.

The Company is authorized to issue 100,000,000 Common Units. There were 12,946,894 Common Units issued and outstanding as of December 31st, 2023.

Voting: Common Unitholders are entitled to one vote per share

Dividends: The holders of Common Units are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2023, no dividends had been declared.

The Company is authorized to issue 2,337,149 Preferred A Units. All Preferred A Units were issued and outstanding as of December 31st, 2023.

Voting: Preferred A Unitholders have 1 vote for every Common Unit they could own if converted.

Dividends: The holders of the Preferred Units are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Units are in preference to and prior to any payment of any dividend on Common Units and are not cumulative. As of December 31, 2023, no dividends had been declared.

The Company is authorized to issue 684,322 Preferred A-1 Units. All Preferred A-1 Units were issued and outstanding as of December 31st, 2023.

Voting: Preferred A-1 Unitholders have 1 vote for every Common Unit they could own if converted.

Dividends: The holders of the Preferred Units are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Units are in preference to and prior to any payment of any dividend on Common Units and are not cumulative. As of December 31, 2023, no dividends had been declared.

The Company is authorized to issue 25,000,000 Preferred B-1 Units. 7,377,711 Preferred B-1 Units were issued and outstanding as of December 31st, 2023.

Voting: Preferred B-1 Unitholders have no voting rights unless converted to Common.

Dividends: The holders of the Preferred B-1 Units are entitled to receive dividends when and if declared by the Board ofDirectors. Dividends on Preferred Units are in preference to and prior to any payment of any dividend on Common Units and are not cumulative. As of December 31, 2023, no dividends had been declared.

The Company is authorized to issue 50,000,000 Preferred B-2 Units. 400,588 Preferred B-2 Units were issued and outstanding as of December 31st, 2023.

Voting: Preferred B-2 Unitholders have no voting rights unless converted to Common.

Dividends: The holders of the Preferred B-2 Units are entitled to receive dividends when and if declared by the Board ofDirectors. Dividends on Preferred Units are in preference to and prior to any payment of any dividend on Common Units and are not cumulative. As of December 31, 2023, no dividends had been declared.

Material Rights:

Preferred Unitholders are entitled to liquidation preference at par, pari passu with other Preferred.

Preferred Unitholders are entitled to convert to Common at par.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2024, the date these financial statements were finlizaed prior to being issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable periodof time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.